EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Independent Bank Corp.:
We consent to the use of our reports, dated March 4, 2005, with respect to the consolidated balance sheets of Independent Bank Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Independent Bank Corp. incorporated by reference, herein.

/s/ KPMG LLP
Boston, Massachusetts
July 28, 2005